December 12, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop: 3-2

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (**FILE NO. 82-34859**)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of the 15th Annual General Meeting of Shareholders (Filed on December 3, 2007)
2. Notice of the Monthly Sales for the Term Ending September 2008_Oct (Filed on November 19, 2007)

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd., Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9507, Facsimile +81-3-3780-9510)

Very truly yours,

Fullcast Co., Ltd.

Shingo Tsukahara
CFO, Executive Director

Dew 12/18

SN-2007-11

Security Code:4848
3 December, 2007

To Our Shareholders

2007 DEC 17 A 9:29

2-6, Sakuragaoka-cho, Shibuya-ku, Tokyo
FULLCAST CO., LTD.
Takehito Hirano
Chairman of the Board of Directors

NOTICE OF THE 15th ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend the 15th annual general meeting of shareholders.
If you are unable to attend the meeting, you can exercise your voting rights by using the enclosed voting form. Please review the accompanying information and send us via return mail the enclosed voting form by Thursday, December 20,2007,6:30p.m., indicating your vote for or against the proposal and affixing your seal.

Meeting Details

1. Time and Date: 10:00 a.m., Friday, 21 December, 2007
2. Place: "Planets Room" on the 6th floor of Shibuya Excel Hotel Tokyu
   Shibuya Mark City
   1-12-2, Dogenzaka, Shibuya-ku, Tokyo
3. Agenda:
   Items to be Reported:
   1 The Business Report, and the Consolidated Financial Statement as well as the Financial Statement for the 15th Business Period (from 1 October, 2006 to 30 September, 2007).

   2. The Audit Report for the Consolidated Financial Statement for the 14th Business Period by Accounting Auditors and Audit Committee

   Items to be Resolved:
   Proposal 1: Reduction of Capital surplus and Retained earnings
   Proposal 2: Partial amendment to the Articles of Incorporation
   Proposal 3: Election of 4 (Four) Directors
   Proposal 4: Election of 2(Two) Auditors

4. Others:
   It is possible to make one of the shareholders who has the voting right as your agent attend the meeting. However, it is required to submit something in writing which proves agent.

   Note:
   If you plan to attend the meeting, please submit the enclosed voting form to the receptionist at the meeting.
   In case of any changes in any matters described in the reference documents for the Meeting, such matters will be posted on the company's website(http://www.fullcast.co.jp)

November 19, 2007

Company name: Fullcast Co., Ltd.

Representative: Hiroyuki Urushizaki
Representative Director and President

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Corporate Executive Officer,
General Manager of Group Management Planning Department

Telephone: +81-3-3780-9507

For Immediate Release:

Notice of the Monthly Sales for the Term Ending September 2008

We are pleased to announce the Group's performance on a monthly basis for the term ending September 2008.

Details

(Unit: Million yen)

	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.
■ Consolidated Sales												
Month	8,169											
Accumulative	8,169											
Year on Year (Accumulative)	91.3%											
Rate of progress	7.6%											

* The rate of progress is the progress made against the forecasted consolidated full-year sales for the term ending September 2008, namely 108,017 million yen, expressed as a percentage.

Summary

Sales in the Spot Business amounted to 2,997 million yen (down 39.1% from the same month last year), reflecting the slow recovery of orders following the lifting of the suspension of our unconsolidated business (*1) and the transfer of shares of a consolidated subsidiary (*2). On the other hand, sales in the Technology Business, where the scope of consolidation has changed (*3) rose to 2,048 million yen (up 45.3%).

In the October monthly results, consolidated sales amounted to 8,169 million yen (down 8.7% from the same month of the previous year)

If the impact of the transfer of the subsidiary in the Spot Business is excluded, sales fell 32.3%.

* 1 - Please refer to the "Announcement of Administrative Sanction (Business Suspension Order)" on August 3, 2007 for more details.
* 2 - Fullcast transferred all Apayours Co., Ltd. shares, which was excluded from the scope of consolidation in July 1, 2007 [Spot Business]
* 3 - Net it works Inc. ("NIW") has changed from an affiliate to a consolidated subsidiary in June 30, 2007 [Technology Business]

Note: Sales figures have not been audited, and may differ from those shown in the year-end financial result summaries.

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